UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of EuroDry Ltd. (the "Company") as of and for the six-month period ended June 30, 2026. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-298606 and File No. 333-273254) filed with the U.S. Securities and Exchange Commission on August 27, 2026, and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: October 5, 2026	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2026. Unless otherwise specified herein, references to the "Company" or "we" shall include EuroDry Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated condensed financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on April 28, 2026.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2025 and 2026, and as of December 31, 2025 and June 30, 2026. The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2025 and 2026.

EuroDry Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30,
	2025	2026
Statement of Operations Data (All amounts expressed in U.S. Dollars – except number of shares)
Time charter revenue	21,801,044	32,603,231
Commissions	(1,314,020)	(2,111,837)
Voyage expenses, net	(2,509,350)	1,810,534
Vessel operating expenses	(12,838,729)	(11,056,328)
Dry-docking expenses	(419,473)	(767,454)
Related party management fees	(2,182,187)	(2,082,405)
Vessel depreciation	(6,430,572)	(5,798,940)
General and administrative expenses	(1,648,591)	(1,717,310)
Net gain on sale of vessel	2,083,596	-
Operating (loss) / income	(3,458,282)	10,879,491
Other expenses, net	(3,654,486)	(3,524,074)
Net (loss) / income	(7,112,768)	7,355,417
Net loss / (income) attributable to non-controlling interest	338,575	(511,747)
Net (loss) / income attributable to controlling shareholders	(6,774,193)	6,843,670
(Loss) / earnings per share attributable to controlling shareholders, basic	(2.47)	2.45
Weighted average number of shares outstanding during the period, basic	2,737,297	2,791,262
(Loss) / earnings per share attributable to controlling shareholders, diluted	(2.47)	2.41
Weighted average number of shares outstanding during the period, diluted	2,737,297	2,837,146

Cash Flow Data (All amounts expressed in U.S. Dollars)	Six Months Ended June 30,
	2025	2026
Net cash provided by operating activities	387,689	12,487,218
Net cash provided by / (used in) investing activities	4,730,469	(300,108)
Net cash used in financing activities	(5,655,000)	(6,516,142)

Balance Sheet Data (All amounts expressed in U.S. Dollars)	December 31, 2025	June 30, 2026
Total current assets	28,622,833	34,988,287
Advances for vessels under construction	14,386,560	14,395,854
Vessels, net	165,890,705	160,190,107
Other long-term assets	3,200,000	2,900,000
Total assets	212,100,098	212,474,248
Total current liabilities	18,723,489	27,378,502
Total long-term liabilities	90,869,277	75,650,925
Long-term bank loans, including current portion	102,878,542	97,387,690
Total liabilities	109,592,766	103,029,427
Common stock	28,905	28,665
Non-controlling interest	9,232,427	9,354,174
Total shareholders' equity	102,507,332	109,444,821

	Six Months Ended June 30,
	2025	2026
Other Fleet Data (1)
Average number of vessels	12.4	11.0
Calendar days	2,247.0	1,991.0
Available days	2,238.9	1,974.7
Voyage days	2,202.0	1,971.9
Fleet utilization rate (percent)	98.4%	99.9%
(In U.S. dollars per day per vessel)
Average daily results
Time charter equivalent rate (2)	8,761	17,452
Vessel operating expenses	5,714	5,553
Related party management fees	971	1,046
General and administrative expenses	734	863
Total vessel operating expenses excluding drydocking expenses (3)	7,419	7,462
Drydocking expenses	187	385

(1) For the definition of calendar days, available days, voyage days and fleet utilization rate see our annual report on Form 20-F for the year ended December 31, 2025 (“Item 5A-Operating Results.”) filed on April 28, 2026.

(2) Average time charter equivalent rate, or average TCE, is a metric of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, are related to repositioning the vessel for the next charter, or incurred when a vessel is offhire/idle. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2025). Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(3) We calculate daily total vessel operating expenses excluding drydocking expenses by dividing total vessel operating expenses excluding drydocking expenses for the relevant period by calendar days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of operations and our calculation of average TCE for the periods presented.

	Six Months Ended June 30
	2025	2026
(All amounts expressed in U.S. dollars, except for voyage days and average TCE which are expressed in U.S. dollars per day)
Time charter revenue	21,801,044	32,603,231
Voyage expenses, net	(2,509,350)	1,810,534
Time Charter Equivalent or TCE Revenues	19,291,694	34,413,765
Voyage days	2,202.0	1,971.9
Average TCE	8,761	17,452

Six months ended June 30, 2026, compared to six months ended June 30, 2025.

Time charter revenue. Time charter revenue, for the six-month period ended June 30, 2026, was $32.6 million, significantly increased compared to the same period in 2025 during which time charter revenue amounted to $21.8 million. The increase in revenue was due to the higher time charter equivalent rates our vessels earned, partly offset by the decreased average number of vessels operated during the six months period ended June 30, 2026, compared to the same period of 2025. While employed, our vessels generated an average TCE of $17,452 per day per vessel in the first six months of 2026 compared to $8,761 per day per vessel for the same period in 2025 (see calculation in the table above). An average of 11.0 vessels operated in the six months of 2026 for a total of 1,991 calendar days as compared to an average of 12.4 vessels during the same period in 2025 or 2,247 calendar days. In the first six months of 2026 our fleet had 1,971.9 voyage days earning revenue as compared to 2,202.0 voyage days earning revenue in the six months of 2025. We had 16.3 scheduled off-hire days, including drydocking and laid-up time, no commercial off-hire days and 2.8 operational off-hire days in the first six months of 2026 compared to 8.1 scheduled off-hire days, including drydocking and laid-up time, 18.1 commercial off-hire and 18.8 operational off-hire days in the first six months of 2025.

Commissions. Commissions for the six-month period ended June 30, 2026, were $2.1 million, representing 6.5% of time charter revenue. For the six-month period ended June 30, 2025, commissions amounted to $1.3 million, representing 6.0% of time charter revenue. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses, net. For the first half of 2026, a gain on bunkers resulted in positive voyage expenses of $1.8 million. For the same period of 2025 voyage expenses amounted to $2.5 million, resulting mainly from vessels repositioning between charters and expenses during operational off-hire time.

Vessel operating expenses. Vessel operating expenses were $11.1 million during the first six months of 2026, as compared to $12.8 million for the same period of 2025. This decrease is mainly attributable to the decreased number of vessels operating in the first half of 2026 compared to the corresponding period in 2025.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. During the first half of 2026 one of our vessels completed her special survey with drydock, which commenced in the fourth quarter of 2025, and one of our vessels completed her intermediate survey in water, for a total cost of $0.8 million as compared to the first half of 2025, when one vessel completed her intermediate survey in water and another one commenced her special survey with dry-dock in order to complete it during the third quarter of 2025, for a total cost of $0.4 million.

Vessel depreciation. Vessel depreciation for the first half of 2026 was $5.8 million compared to $6.4 million during the same period of 2025, mainly due to the lower average number of vessels operating in the first half of 2026 compared to the same period of 2025.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc. (each a "Manager" and together, the "Managers") under our Master Management Agreement. During the first six months of 2026, Eurobulk charged us 875 Euros per day per vessel totaling $2.1 million for the period, or $1,046 per day per vessel. In the same period of 2025, management fees amounted to $2.2 million, or $971 per day per vessel based on the daily rate per vessel of 850 Euros, which was effective until December 31, 2025. The slight decrease in the total management fees is primarily due to the lower average number of vessels owned and operated in the first six months of 2026 compared to the same period of 2025 partly offset by the adjustment for inflation in the daily management fee rate of 2026, increasing it from 850 Euros to 875 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses. These expenses mainly include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2026, general and administrative expenses were slightly increased to $1.7 million compared to $1.6 million for the first half of 2025.

Net gain on sale of vessel. On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million. No case of vessels sale existed in the first half of 2026.

Interest and other financing costs. Interest and other financing costs for the six-month period ended June 30, 2026, amounted to $3.0 million compared to $3.5 million for the same period in 2025. This decrease is mainly due to the decreased benchmark rates of our loans and the decreased average debt during the first half of 2026, as compared to the same period of last year. For the six-month period ended June 30, 2025, our average outstanding debt was approximately $102.5 million. For the six-month period ended June 30, 2026, our average outstanding debt was approximately $100.9, a decrease of $1.6 million or 1.6% compared to the same period of 2025. The weighted average benchmark rate on our bank debt for the six month period ended June 30, 2026 was 3.7% and the weighted average margin over benchmark rate was 2.0%, for a total weighted average interest rate of 5.7% per annum, as compared to a weighted average benchmark rate on our bank debt for the six month period ended June 30, 2025 of 4.3% and a weighted average margin over benchmark rate of 2.2%, for a total weighted average interest rate of 6.5% per annum.

Loss on derivatives, net. In the first six months of 2026, the Company recognized a $0.1 million realized loss and a $0.4 million unrealized loss on forward freight agreement contracts. In the six months ended June 30, 2025, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized loss on one interest rate swap. We enter into FFA contracts to mitigate our exposure to possible declines in drybulk market rates. Similarly, we enter into interest rate swaps to mitigate our exposure to possible increases in interest rates.

Net loss / (income) attributable to non-controlling interest. As a result of the 39% ownership of the entities owning the M/V “Maria” and M/V “Christos K” represented by NRP Project Finance AS (“NRP investors”), we recorded a net income attributable to the non-controlling interest for the six months ended June 30, 2026 of $0.5 million, compared to a net loss of $0.3 million for the same period of 2025. The amount was fully allocated to and reduced/increased the non-controlling interest, in each of the six-month periods ended June 30, 2025 and 2026, respectively.

Net (loss) / income attributable to controlling shareholders. As a result of the above, net income attributable to controlling shareholders for the six-month period ended June 30, 2026, was $6.8 million, as compared to a net loss attributable to controlling shareholders of $6.8 million for the six-month period ended June 30, 2025.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows, long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and short-term principal payments on outstanding debt, the equity portion of our newbuilding vessel installments, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash as of June 30, 2026, were $31.3 million, an increase of $5.6 million from $25.7 million on December 31, 2025. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

On September 11, 2026, we filed with the SEC a prospectus supplement to issue and sell, in an at-the-market (“ATM”) offering, shares of our common stock having an aggregate offering price of up to $20 million. In September 2026, we sold 150,263 shares of common stock under our ATM offering for gross proceeds of $10.2 million. As of the date of this report, cumulative gross proceeds under our at-the-market offering program were $23.3 million.

As of June 30, 2026, we had a working capital surplus of $7.6 million (including deferred revenues of $1.0 million) and have been generating earnings. Net cash generated from operating activities for the six-month period ended June 30, 2026 was $12.5 million. Our cash balance amounted to $25.6 million, while cash in restricted and retention accounts amounted to $5.7 million as of June 30, 2026. In the Company’s opinion, the working capital is sufficient for the Company’s present requirements.

On October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt and equity. As of June 30, 2026, the Company has paid $14.4 million related to shipyard installments as well as other costs related to the construction of these two vessels. For the construction of the above vessels an amount of $39.5 million is payable in the period ending June 30, 2027, with the remaining amount of $18.0 million payable in the period ending June 30, 2028. All the payments are guaranteed by the Company. In addition, on November 3, 2025, we signed a loan agreement with Credia Bank S.A, to partly finance on a pre-delivery basis the construction of one of the above new building vessels, for a loan of up to $26.9 million mortgaging as collateral the aforementioned vessel from its delivery onwards, of which $3.6 million was drawn on November 7, 2025. On December 15, 2025, we signed a loan agreement with Eurobank S.A., to partly finance on a pre-delivery basis the construction of the second new building vessel, for a loan up to $26.0 million and refinance the outstanding loan of M/V Yannis Pittas, with a loan of up to $13.5 million drawn on December 16, 2025, for estimated additional loan proceeds of approximately $5 million, mortgaging as collateral the M/V Yannis Pittas, and from its delivery onwards, for the second new building vessel. As of June 30, 2026 the Company’s unused commitment amounted to $49.3 million, $3.6 million of which was drawn on July 27, 2026 (see Note 12).

On April 20, 2026 and May 15, 2026, the Company signed two contracts for the construction of two 82,000 DWT eco-design fuel efficient kamsarmax bulk carriers. The vessels will be built at Hengli Shipbuilding (Dalian) Co., Ltd. in China. The two newbuildings are scheduled to be delivered during the first and second quarter of 2028. The total contracted consideration for the construction of the two vessels is approximately $74.0 million and will be financed with a combination of debt and equity. For the construction of the above vessels an amount of $16.7 million is payable in the period ending June 30, 2027, with the remaining amount of $57.3 million payable in the period ending June 30, 2028. All the payments are guaranteed by the Company.

On July 6, 2026, we signed a contract for the construction of an eco-design fuel efficient kamsarmax bulk carrier. The vessel will be built at a Chinese shipyard. The vessel is scheduled to be delivered in the third quarter of 2029. The total consideration for the construction is approximately $37.0 million, which we intend to finance with a combination of debt and equity. This ship building contract effectiveness is subject to the issuance of a customary refund guarantee.

On September 29, 2026, we signed a loan agreement with Alpha Bank S.A. for a loan of up to $19.0 million, which was drawn on the same date. This loan was used to replenish cash used to repay the previous indebtedness of Kamsarmax Two Shipping Ltd., which as of June 30, 2026 amounted to $11.1 million and was fully prepaid on September 23, 2026, resulting in estimated additional loan proceeds of approximately $8 million.

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, including our on-going at-the-market offering and long-term borrowings, including unused loan commitments, to meet our liquidity needs going forward and to finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements.. We believe that our current cash balance, our operating cash flows to be generated over the short-term period and funds from our unused loan commitments will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2026, was $12.5 million as compared to a cash flow surplus from operating activities of $0.4 million in the six months ended June 30, 2025.

The major drivers of the change of cash flows from operating activities for the period ended June 30, 2026 compared to the period ended June 30, 2025 were mainly due to the increase in the net income (excluding non-cash items) amounting to $14.2 million for the period ended June 30, 2026 compared to a net loss (excluding non-cash items) of $1.9 million for the corresponding period in 2025, partly offset by the net working capital outflow amounting to $1.7 million for the period ended June 30, 2026, compared to $2.3 million net working capital inflow, for the period ended June 30, 2025 resulting mainly from a significant decrease in the amounts collected from charterers due to timing reasons by $3.9 million in the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025.

Net cash from investing activities.

Net cash flows used in investing activities were $0.3 million for the six-month period ended June 30, 2026, compared to net cash flows provided by investing activities of $4.7 million for the same period of 2025. The change was primarily attributable to the absence in the 2026 period of the $4.8 million of net proceeds received from the sale of a vessel in the 2025 period, combined with an increase in cash paid for vessel improvements to $0.2 million in 2026 from $0.1 million in 2025, and $0.1 million of vessel sale expenses paid in 2026 related to the completion of the prior-year vessel sale.

Net cash from financing activities.

Net cash flows used in financing activities were $6.5 million for the six months ended June 30, 2026, compared to $5.7 million for the six months ended June 30, 2025. The increase was primarily due to $0.5 million paid for share repurchases and $0.4 million of distributions made to non-controlling shareholders in the 2026 period, with no comparable repurchases or distributions in 2025, partially offset by a lower repayment of long-term bank loans of $5.6 million in 2026 compared to $6.0 million in 2025 and the absence in the 2026 period of a contribution of $0.4 million paid in the 2025 period by non-controlling shareholders.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2026, we had eight outstanding loans with a combined outstanding balance of $98.1 million. These loans mature between 2026 and 2032. Our long-term debt as of June 30, 2026 comprises bank loans granted to our vessel-owning subsidiaries with margins over SOFR ranging from 1.65% to 2.50%. A description of our loans as of June 30, 2026 is provided in Note 6 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2026, we are scheduled to repay approximately $22.0 million of the above loans in the following twelve months.

Recent Developments

Please refer to Note 12 to our unaudited condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2026.

EuroDry Ltd. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2025	June 30, 2026
Assets
Current assets
Cash and cash equivalents		20,315,532	25,617,371
Trade accounts receivable, net		3,305,910	3,915,002
Other receivables		941,061	1,012,101
Inventories		1,307,731	1,220,013
Restricted cash	6, 10	2,156,922	2,826,051
Derivative	10	84,510	-
Prepaid expenses		511,167	397,749
Total current assets		28,622,833	34,988,287

Long-term assets
Advances for vessels under construction	3	14,386,560	14,395,854
Vessels, net	4	165,890,705	160,190,107
Restricted cash	6	3,200,000	2,900,000
Total assets		212,100,098	212,474,248

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	6	12,009,265	21,736,765
Trade accounts payable		2,174,191	1,842,991
Accrued expenses		3,070,630	2,236,745
Deferred revenues		842,172	1,028,198
Derivatives	10	-	352,060
Due to related companies	5	627,231	181,743
Total current liabilities		18,723,489	27,378,502
Long-term liabilities
Long-term bank loans, net of current portion	6	90,869,277	75,650,925
Total long-term liabilities		90,869,277	75,650,925
Total liabilities		109,592,766	103,029,427

Commitments and Contingencies	7
Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,890,547 and 2,866,591 issued and outstanding, respectively)		28,905	28,665
Additional paid-in capital		68,551,846	68,524,158
Retained earnings		24,694,154	31,537,824
Total shareholders’ equity attributable to EuroDry Ltd. shareholders		93,274,905	100,090,647
Non-controlling interest		9,232,427	9,354,174
Total shareholders’ equity		102,507,332	109,444,821
Total liabilities and shareholders’ equity		212,100,098	212,474,248

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
	Notes	2025	2026
Revenues
Time charter revenue		21,801,044	32,603,231
Commissions (including $267,942 and $403,181, respectively, to related party)	5	(1,314,020)	(2,111,837)
Net revenue		20,487,024	30,491,394

Operating expenses / (income)
Voyage expenses, net		2,509,350	(1,810,534)
Vessel operating expenses (including $149,196 and $128,598, respectively, to related party)	5	12,838,729	11,056,328
Dry-docking expenses		419,473	767,454
Vessel depreciation	4	6,430,572	5,798,940
Related party management fees	5	2,182,187	2,082,405
General and administrative expenses (including $727,500 and $747,500 to related party, respectively)	5	1,648,591	1,717,310
Net gain on sale of vessel (including $50,200 and $0 to related party, respectively)	4,5	(2,083,596)	-
Total operating expenses		23,945,306	19,611,903
Operating (loss) / income		(3,458,282)	10,879,491

Other income / (expenses)
Interest and other financing costs	6	(3,527,620)	(3,035,982)
Loss on derivatives, net	10	(114,962)	(528,070)
Foreign exchange loss		(34,763)	(6,422)
Interest income		22,859	46,400
Other expenses, net		(3,654,486)	(3,524,074)
Net (loss) / income		(7,112,768)	7,355,417
Net loss / (income) attributable to non-controlling interest		338,575	(511,747)
Net (loss) / income attributable to controlling shareholders		(6,774,193)	6,843,670
(Loss) / earnings per share attributable to controlling shareholders, basic	9	(2.47)	2.45
Weighted average number of shares outstanding during the period, basic	9	2,737,297	2,791,262
(Loss) / earnings per share attributable to controlling shareholders, diluted	9	(2.47)	2.41
Weighted average number of shares outstanding during the period, diluted	9	2,737,297	2,837,146

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Retained Earnings	Total EuroDry Ltd. shareholders’ equity	Non-controlling interest	Total shareholders' equity

Balance January 1, 2025	2,826,697	28,266	67,751,242	28,958,375	96,737,883	8,854,562	105,592,445
Net loss	-	-	-	(6,774,193)	(6,774,193)	(338,575)	(7,112,768)
Capital contributions made by non-controlling shareholders	-	-	-	-	-	390,000	390,000
Share-based compensation	-	-	494,250	-	494,250	-	494,250
Balance June 30, 2025	2,826,697	28,266	68,245,492	22,184,182	90,457,940	8,905,987	99,363,927

Balance January 1, 2026	2,890,547	28,905	68,551,846	24,694,154	93,274,905	9,232,427	102,507,332
Net income	-	-	-	6,843,670	6,843,670	511,747	7,355,417
Repurchase and cancellation of common shares	(23,456)	(235)	(500,907)	-	(501,142)	-	(501,142)
Shares forfeited	(500)	(5)	5	-	-	-	-
Capital distributions made to non-controlling shareholders	-	-	-	-	-	(390,000)	(390,000)
Share-based compensation	-	-	473,214	-	473,214	-	473,214
Balance June 30, 2026	2,866,591	28,665	68,524,158	31,537,824	100,090,647	9,354,174	109,444,821

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2025	2026
Cash flows from operating activities:
Net (loss) / income	(7,112,768)	7,355,417
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	6,430,572	5,798,940
Net gain on sale of vessel	(2,083,596)	-
Amortization of deferred charges	140,013	134,148
Share-based compensation	494,250	473,214
Unrealized loss on derivatives	182,625	436,570
Changes in operating assets and liabilities	2,336,593	(1,711,071)
Net cash provided by operating activities	387,689	12,487,218

Cash flows from investing activities:
Cash paid for vessel improvements	(88,023)	(224,955)
Net proceeds from sale of vessel	4,819,195	-
Cash paid for vessel sale expenses	-	(68,048)
Cash paid for vessels under construction	(703)	(7,105)
Net cash provided by / (used in) investing activities	4,730,469	(300,108)

Cash flows from financing activities:
Cash paid for share repurchases	-	(501,142)
Contributions made by non-controlling shareholders	390,000	-
Distributions made to non-controlling shareholders	-	(390,000)
Repayment of long-term bank loans	(6,045,000)	(5,625,000)
Net cash used in financing activities	(5,655,000)	(6,516,142)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(536,842)	5,670,968
Cash, cash equivalents and restricted cash at beginning of period	11,908,595	25,672,454
Cash, cash equivalents and restricted cash at end of period	11,371,753	31,343,422

Cash breakdown
Cash and cash equivalents	6,206,706	25,617,371
Restricted cash, current	1,615,047	2,826,051
Restricted cash, long term	3,550,000	2,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,371,753	31,343,422

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017. On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers” or the “Management Companies”, corporations controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping Ltd., which, in turn, own 47.3% of the Company’s shares as of June 30, 2026. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The accompanying unaudited condensed consolidated financial statements include the accounts of EuroDry Ltd., and its subsidiaries (vessel owning entities it controls), and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 28, 2026.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”). Except for the recent accounting pronouncements described below, there have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2026.

In May 2026, the FASB issued Accounting Standards Update No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

3. Advances for vessels under construction

On October 14, 2024, the Company signed two contracts for the construction of two 63,500 DWT eco-design fuel efficient ultramax bulk carriers. The vessels will be built at Nantong Xiangyu Shipbuilding in China. The two newbuildings are scheduled to be delivered during the second and third quarter of 2027. The total contracted consideration for the construction of the two vessels is approximately $71.8 million and will be financed with a combination of debt (see below) and equity. As of June 30, 2026, the Company has paid $14.4 million related to shipyard installments as well as other costs related to the construction of these two vessels. All the payments are guaranteed by the Company. In addition, on November 3, 2025, the Company signed a loan agreement with Credia Bank S.A., to partly finance on pre-delivery basis the construction of one of the above new building vessels, for a loan of up to $26.9 million mortgaging as collateral the aforementioned vessel from its delivery onwards. On December 5, 2025, the Company signed a loan agreement with Eurobank S.A., to partly finance on pre-delivery basis the construction of the second new building vessel, for a loan up to of $26.0 million and refinance the outstanding loan of M/V Yannis Pittas, with a loan of up to $13.5 million, for estimated additional loan proceeds of approximately $5 million, mortgaging as collateral the M/V Yannis Pittas, and from its delivery onwards, for the second new building vessel

On April 20, 2026 and May 15, 2026, the Company signed two contracts for the construction of two 82,000 DWT eco-design fuel efficient kamsarmax bulk carriers. The vessels will be built at Hengli Shipbuilding (Dalian) Co., Ltd. in China. The two newbuildings are scheduled to be delivered during the first and second quarter of 2028. The total contracted consideration for the construction of the two vessels is approximately $74.0 million, which the Company intends to finance with a combination of debt and equity.

The amounts shown in the unaudited condensed consolidated balance sheets are analyzed as follows:

Costs
Balance, January 1, 2026	14,386,560
Other costs capitalized related to the construction	9,294
Balance, June 30, 2026	14,395,854

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2026	218,412,119	(52,521,414)	165,890,705
Depreciation for the period	-	(5,798,940)	(5,798,940)
Capitalized expenses	98,342	-	98,342
Balance, June 30, 2026	218,510,461	(58,320,354)	160,190,107

Sale of vessel

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for $5.0 million, following a strategy of disposing older vessels.

The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2,083,596, presented in the “Net gain on sale of vessel” line in the “Operating expenses / (income)” section of the unaudited condensed consolidated statements of operations for the six months period ended June 30, 2025. No case of vessel sale exists within the first half of 2026.

As of June 30, 2026, all vessels are mortgaged as collateral under the Company’s loan agreements (see Note 6).

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Related Party Transactions

Each of the Company’s vessel owning companies is party to a management agreement with one of the Management Companies, both of which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 840 and Euro 875 for the six months ended June 30, 2025 and 2026, respectively, under the Company’s Master Management Agreements (“MMAs”) with the Management Companies. For the six months ended June 30, 2025, an additional amount of Euro 10 per day per vessel in operation was charged as a management fee for the administration of EU-ETS and Fuel EU regulations. No extra fee has been charged for the administration of the EU-ETS and Fuel EU regulations in 2026. Vessel management fees paid to the Management Companies amounted to $2,182,187 and $2,082,405 in the six-month periods ended June 30, 2025 and 2026, respectively. The MMAs were extended on January 1, 2023 for a further five-year term until January 1, 2028. The Company’s MMAs with the Managers provide for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. These fees are recorded under “Related party management fees” in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. For each of the six months ended June 30, 2025 and 2026, compensation paid to the Manager for such services to the Company was $727,500 and $740,000, respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists. As of December 31, 2025 and June 30, 2026, the amount due to related companies was $627,231 and $181,743, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. There were no commissions to Eurochart for vessel sales during the six months period ended June 30, 2026. For the six months period ended June 30, 2025, the Company paid to Eurochart a commission amounting to $50,200 for the sale of M/V Tasos, which was recorded in “Net gain on sale of vessel” in the unaudited condensed consolidated statement of operations. Commissions to Eurochart S.A. for chartering services were $267,942 and $403,181 for the six-month periods ended June 30, 2025 and 2026, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $50,423 and $98,773 in the first six months of 2025, respectively. In the first six months of 2026, total fees charged by Sentinel and Technomar were $43,598 and $85,000, respectively. These amounts are recorded in “Vessel operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

On October 13, 2023, Christos Ultra LP and Maria Ultra LP, owners of M/V “Christos K” and M/V “Maria”, signed with Eurobulk Ltd. an administration contract under which Eurobulk Ltd. will receive an amount of $15,000 per business year in order to provide various accounting and business transactions. For each of the six-month periods ended June 30, 2025 and 2026, an amount of $7,500 has been accrued in order to cover such costs, which are recorded under “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies guaranteed by EuroDry Ltd. and are as follows:

Borrower	December 31, 2025	June 30, 2026
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	27,500,000	26,250,000
Kamsarmax Two Shipping Ltd.	11,600,000	11,120,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	16,200,000	15,300,000
Blessed Luck Shipowners Ltd.	1,915,000	1,470,000
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	11,375,000	10,325,000
Yannis Navigation Ltd. / Troboni Shipping Ltd.	13,500,000	13,000,000
Christos Ultra LP. / Maria Ultra LP,	18,000,000	17,000,000
Aristeidis Shipping Ltd.	3,591,591	3,591,591
	103,681,591	98,056,591
Less: Current portion	(12,275,000)	(21,990,000)
Long-term portion	91,406,591	76,066,591
Deferred charges, current portion	265,735	253,235
Deferred charges, long-term portion	537,314	415,666
Long-term bank loans, current portion net of deferred charges	12,009,265	21,736,765
Long-term bank loans, long-term portion net of deferred charges	90,869,277	75,650,925

The future annual loan repayments are as follows:

To June 30:
2027	21,990,000
2028	16,725,000
2029	8,500,000
2030	25,591,591
2031	17,250,000
Thereafter	8,000,000
Total	98,056,591

Details of the loans are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report. There have been no changes in the terms of the loans during the six months ended June 30, 2026.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans- continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of EuroDry Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) ranging from 120% to 125%, restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments, as well as deposits to dry docking reserve accounts that can only be used to cover the cost of the next scheduled drydocking of the respective collateral vessel. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits (including the cash collateral required under certain of the Company’s FFAs, if any, as described in Note 10) amounted to $5,356,922 and $5,726,051 as of December 31, 2025 and June 30, 2026, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2026, the Company satisfied all its debt covenants.

Interest expense for the six-month periods ended June 30, 2025 and 2026, amounted to $3,387,607 and $2,901,834, respectively.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Commitments and Contingencies

As of June 30, 2026, future gross minimum revenues under non-cancellable time charter agreements total $10.0 million. The entire amount is due in the period ending June 30, 2027. Future gross minimum revenues also include revenues deriving from four index linked charter agreements using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of June 30, 2026, the Company had under construction two ultramax bulk carriers and two kamsarmax bulk carriers with an outstanding amount of $131.5 million. An amount of $56.2 million is payable in the period ending June 30, 2027 and an amount of $75.3 million is payable in the period ending June 30, 2028. The Company intends to finance these commitments with debt financing and own cash.

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2026, and changes during the six-month period ended June 30, 2026, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2026	93,900	13.62
Granted	-	-
Vested	-	-
Forfeited	(500)	14.06
Unvested on June 30, 2026	93,400	13.62

As of June 30, 2026, there was $669,243 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.55 years. The share-based compensation recognized relating to the unvested shares was $494,250 and $473,214 for the six-month periods ended June 30, 2025 and 2026, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. (Loss) / Earnings Per Share

Basic and diluted (loss) / earnings per common share attributable to controlling shareholders are computed as follows:

	For the six months ended June 30,
	2025	2026
(Loss) / income:
Net (loss) / income attributable to controlling shareholders	(6,774,193)	6,843,670
Weighted average common shares – outstanding, basic	2,737,297	2,791,262
Basic (loss) / earnings per share attributable to controlling shareholders	(2.47)	2.45

Effect of dilutive shares
Dilutive effect of unvested shares	-	45,884
Weighted average common shares – outstanding, diluted	2,737,297	2,837,146
Diluted (loss) / earnings per share attributable to controlling shareholders	(2.47)	2.41

For the six-month periods ended June 30, 2025, during which the Company incurred losses, the effect of 89,400 non-vested stock awards was anti-dilutive. For the six-month periods ended June 30, 2026, the denominator of the diluted earnings per share calculation includes 45,884 common shares, being the number of incremental shares assumed issued under the treasury stock method.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivative. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, derivatives, amount due to related companies and accrued expenses.

Interest rate risk

The Company enters into interest rate swap contracts from time to time as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert portion of long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they did not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company did not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of the derivatives under “Loss on derivatives, net” in the unaudited condensed consolidated statements of operations. As of June 30, 2026, the Company had no open interest rate swap contracts and hence, the Company is exposed to increases in interest rates on the outstanding amount of its interest-bearing debt.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, trade accounts payable, accrued expenses and amount due to related companies approximate their individual carrying amounts as of December 31, 2025 and June 30, 2026, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2026, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

The fair value of the Company’s FFA contracts is determined based on quoted prices from the applicable exchanges and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

Recurring Fair Value Measurements

		Fair Value Measurement as of December 31, 2025
	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Assets
FFA contracts, current portion	Derivative, current asset portion	$84,510	$84,510	-	-

		Fair Value Measurement as of June 30, 2026
	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
FFA contracts, current portion	Derivatives, current liability portion	$352,060	$352,060	-	-

The amount of loss on derivatives, net recognized in the unaudited condensed consolidated statements of operations, is analyzed as follows:

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Interest rate swap contract– Unrealized loss	Loss on derivatives, net	(182,625)	-
Interest rate swap contract - Realized gain		67,663	-
FFA contracts – Realized loss		-	(91,500)
FFA contracts – Unrealized loss		-	(436,570)
Total loss on derivatives		(114,962)	(528,070)

The Company’s FFA contracts require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2025, and June 30, 2026, amounted to $284,460 and $576,840, respectively, and is included within “Restricted cash” under "Current assets" in the condensed consolidated balance sheets.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the Net revenue and significant segment expenses as noted in the table below. In addition, the CODM reviews segment assets as these reported on the unaudited condensed consolidated balance sheets  as “Total Assets”.

The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating dry bulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

	Six-month period ended June 30, 2025	Six-month period ended June 30, 2026
Net revenue	20,487,024	30,491,394
Voyage expenses, net	(2,509,350)	1,810,534
Vessel operating expenses	(12,838,729)	(11,056,328)
Dry-docking expenses	(419,473)	(767,454)
Related party management fees	(2,182,187)	(2,082,405)
General and administrative expenses	(1,648,591)	(1,717,310)
Interest and other financing costs	(3,527,620)	(3,035,982)
Other segment items(1)	(4,473,842)	(6,287,032)
Net (loss) / income	(7,112,768)	7,355,417
(1)	Other segment items of the segment include Vessel depreciation, Net gain on sale of vessel, Loss on derivatives, net, Interest income, and Foreign exchange loss.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Subsequent Events

The following events occurred after June 30, 2026:

1.

On July 6, 2026, the Company signed a contract for the construction of an eco-design fuel efficient kamsarmax bulk carrier. The vessel will be built at a Chinese shipyard. The vessel is scheduled to be delivered in the third quarter of 2029. The total consideration for the construction is approximately $37.0 million, which the Company intends to finance with a combination of debt and equity. This ship building contract effectiveness is subject to the issuance of a customary refund guarantee.

2.

On July 27, 2026, the Company drew $3.6 million from the loan up to $26.9 million signed on November 3, 2025, to fully finance the remaining pre-delivery instalments during the construction period and partly the final payment at delivery of Hull No XY164 (M/V “Aristeidis”).

3.

On September 29, 2026, the Company signed a loan agreement with Alpha Bank S.A. for a loan of up to $19.0 million. This loan was used to replenish cash used to repay the previous indebtedness of Kamsarmax Two Shipping Ltd., which as of June 30, 2026 amounted to $11.1 million and was fully prepaid on September 23, 2026, and for working capital purposes.  The drawdown of $19.0 million took place on September 29, 2026. The loan is payable in twenty consecutive quarterly instalments starting within three months from the drawdown date, in the amount of $350,000 each, with a $12,000,000 balloon payment to be made together with the last installment. The interest rate margin is 1.5% over SOFR. The loan is secured with (i) first priority mortgage over the vessel, (ii) first assignment of earnings and insurance over the vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company.

4.

On September 11, 2026, the Company filed with the SEC a prospectus supplement to issue and sell, in an at-the-market (“ATM”) offering, shares of the Company’s common stock having an aggregate offering price of up to $20 million. In September 2026, the Company issued and sold 150,263 shares of common stock under its ATM offering for gross proceeds net of commissions of $9.92 million.